Exhibit 11.1

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the three months ended June 30, 2017 and June 30, 2016 (dollars in thousands except share and per share amounts):

	For the three months ended
Basic and diluted	June 30,	June 30,
	2017	2016
Net increase in net assets from operations	$-5,153	$1,395
Weighted average common shares outstanding	13,612,059	13,507,973
Weighted average earnings per common share-basic and diluted	$-0.38	$0.10